Exhibit 99.1

Golden Star Resources Reports Second Quarter 2019 Results

TORONTO, July 31, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the second quarter ended June 30, 2019.

HIGHLIGHTS:

  Gold Production for the second quarter: 48,422 ounces, 21% lower than the same period in 2018
    37,356 ounces of gold production at Wassa, 3% down from the second quarter of 2018
    11,066 ounces of gold production at Prestea, 51% down from the second quarter of 2018
  Gold revenue for Q2 2019 totaled $61.9 million compared to $77.1 million in the same period in 2018
    Gold sales totaled 48,742 ounces in the second quarter of 2019
  Mine operating margin of $8.7 million compared to $10.2 million in the second quarter of 2018
  Cash operating cost per ounce1 of $886 and All-In Sustaining Cost ("AISC") per ounce1 of $1,212 in the second quarter of 2019, compared to $809 and $1,104, respectively in the prior year period
  Cash position of $66.2 million at June 30, 2019
  Production guidance revised to 190,000 - 205,000 ounces from 220,000 - 240,000 ounces, cash operating costs revised to $800 - $850 per ounce from $620 - $680 per ounce and AISC revised to $1,100 - $1,200 per ounce from $875 - $955 per ounce
  Commitment letter signed on July 18, 2019 with Macquarie Bank for $60 million senior secured credit facility to refinance specific debt facilities
  Initial independent review of Prestea completed and short-term changes being implemented while next steps being planned
  High grade extension drilling results from Prestea released on June 3, 2019
  Key management team changes announced with Andrew Wray appointed President & Chief Executive Office and Graham Crew appointed Chief Operating Officer
Notes:
1.	See "Non-GAAP Financial Measures".

Andrew Wray, Chief Executive Officer of Golden Star, commented:
"The performance at both of our operations during the quarter was below our expectations for the assets and as a result we are reducing our guidance for consolidated production for the full year while increasing our forecast costs on a per ounce basis. I recognize how disappointing this is and I am ensuring that we address the underlying issues at both operations. At Prestea, the initial review has been completed and we are beginning to implement a series of short-term changes while redesigning the overall mine plan in order to return the asset to sustainable levels of profitable production. At Wassa, operational execution remained robust and the strong long-term fundamentals are unchanged. However, we need to ensure greater near-term mining flexibility to counter grade variability and are investing in accelerating both our rate of development as well as our definition drilling to achieve this by the end of this year. I am confident that this focus, together with the greater management depth being put in place, will address the issues we have seen in the second quarter and the value inherent in our asset base will be realized."

2019 FULL YEAR REVISED GUIDANCE

	Gold production (Koz)		Cash operating costs ($/oz)		All-in sustaining costs ($/oz)
	Revised	Original	Revised	Original	Revised	Original
Wassa	150 – 160	170 – 180	600 – 650	560 – 600	880 – 940	Not disclosed
Prestea	40 – 45	50 – 60	1,450 – 1,650	840 – 1,000	1,900 – 2,150	Not disclosed
Consolidated	190 – 205	220 – 240	800 – 850	620 – 680	1,100 –1,200	875 – 955

The Company's consolidated production and cost guidance has been revised, as set out above. Our expectations for the different components of capital expenditure remain unchanged and we are still forecasting consolidated total capital expenditure of $61.7 million.

At Prestea, our plan is to prioritize and implement a range of short-term measures identified in the recent operational review carried out by CSA Global and to also rework the overall life of mine plan. While we are confident those measures will result in significant improvement over time and expect to see meaningful benefits next year, we are forecasting similar operating performance in the second half of 2019 compared to the first half, with the incremental open pit ounces likely to cease during the third quarter.

At Wassa, the mining rate achieved over the first half of the year of just over 3,500 tpd was in line with our expectations and we believe that there is the potential to improve on this during the second half of the year. However, we expect the grade of those areas where we will be mining to be lower than originally planned and below the overall reserve grade of the operation. As a result, production in the second half is forecast to be marginally lower than during the first half of the year. As we increase both our development metres and definition drilling through the end of 2019, we expect to be able to better manage our grade profile in line with the overall reserve grade going forward.

With the reduction in forecast production, our cash operating costs and AISC will be correspondingly higher in 2019 than initially expected.

INDEPENDENT OPERATIONAL REVIEW OF PRESTEA MINE BY CSA

As a result of the operational challenges at Prestea Underground, CSA Global was contracted to review the mine's operations with the mandate to take a holistic approach to understanding the challenges facing the operation. All aspects of technical, operational and management areas were examined in order for recommendations to be set forth to the Company for improvements at Prestea.

CSA Global has identified a range of issues affecting performance at the operation driving both lower mining rates as well as excessive dilution. These include insufficient geological and geotechnical data, poor definition of the reef position, inadequate alignment of Alimak raises, inaccurate long hole drilling and blasting, low equipment mechanical availability and lack of access to the top level.

In order to address these issues, two main initiatives are being undertaken. Firstly, the prioritization and implementation of a number of low-cost, quick win initiatives are being undertaken with immediate effect, including increased definition drilling, development of a geotechnical block model, improved supervision, additional critical small equipment, capacity building and better-defined key performance indicators. Secondly, the long-term mine plan will be redesigned and will assess whether the current mining method or a revised Alimak design with shorter raises is appropriate and whether a complementary mining method to bring additional flexibility is needed.

$60 Million Credit Facility

On July 18, 2019, the Company signed a commitment letter for a senior secured credit facility in the principal amount of $60 million (the "Credit Facility") with Macquarie Bank. The Credit Facility is expected to close during the third quarter of 2019 subject to normal course conditions precedent, including finalization of an intercreditor agreement with RGLD Gold AG. The Credit Facility will be used to refinance Ecobank Loan III, Ecobank Loan IV, and the Vendor Agreement with Volta River Authority, with any remaining balance to be available for general corporate purposes. The Credit Facility is available by way of a single drawdown with repayments of $5 million quarterly, commencing on June 30, 2020.  The final maturity date is March 31, 2023. The interest rate is 4.5% plus the applicable USD LIBOR rate. The Credit Facility is subject to normal course financial covenants.

Second Quarter 2019 Conference Call Details

The Company will conduct a conference call and webcast to discuss these results this morning, July 31, 2019, at 10:00 am ET.

Toll Free (North America): +1 833 231-8263
Toronto Local and International: +1 647 689-4108
Conference ID: 7455677
Webcast: https://event.on24.com/wcc/r/2021114/D66FCC3978DE56D35751B81386315D15 and on the home page of the Company's website: www.gsr.com.

A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended
		June 30,
OPERATING SUMMARY		2019	2018
Wassa gold sold	oz	37,725	38,249
Prestea gold sold	oz	11,017	22,310
Total gold sold	oz	48,742	60,559
Wassa gold produced	oz	37,356	38,532
Prestea gold produced	oz	11,066	22,677
Total gold produced	oz	48,422	61,209
Average realized gold price	$/oz	1,270	1,273

Cost of sales per ounce – Consolidated[1]	$/oz	1,093	1,106
Cost of sales per ounce – Wassa[1]	$/oz	831	944
Cost of sales per ounce – Prestea[1]	$/oz	1,987	1,383
Cash operating cost per ounce – Consolidated[1]	$/oz	886	809
Cash operating cost per ounce – Wassa[1]	$/oz	655	610
Cash operating cost per ounce – Prestea[1]	$/oz	1,677	1,149
All-In Sustaining cost per ounce – Consolidated[1]	$/oz	1,212	1,104
All-In Sustaining cost per ounce – Wassa[1]	$/oz	941	994
All-In Sustaining cost per ounce – Prestea[1]	$/oz	2,143	1,293

Notes:
1. See "Non-GAAP Financial Measures".

		Three Months Ended
		June 30,
FINANCIAL SUMMARY		2019	2018[2]
Gold revenues	$'000	61,915	77,121
Cost of sales excluding depreciation and amortization	$'000	46,506	57,717
Depreciation and amortization	$'000	6,749	9,235
Mine operating margin	$'000	8,660	10,169
General and administrative expense	$'000	9,505	6,909
(Gain)/loss on fair value of financial instruments, net	$'000	(424)	1,301
Income tax expense	$'000	5,278	3,783
Net loss attributable to Golden Star shareholders	$'000	(9,036)	(6,642)
Adjusted net income attributable to Golden Star
shareholders[1]	$'000	872	2,408
Loss per share attributable to Golden Star shareholders –
basic	$/share	(0.08)	(0.09)
Loss per share attributable to Golden Star shareholders –
diluted	$/share	(0.08)	(0.09)
Adjusted income per share attributable to Golden Star
shareholders – basic[1]	$/share	0.01	0.03
Cash provided by operations	$'000	2,183	10,321
Cash provided by operations before working capital
changes[1]	$'000	591	10,276

Cash used by operations per share - basic	$/share	0.02	0.14
Cash provided by operations before working capital
changes per share – basic[1]	$/share	0.01	0.13
Capital expenditures	$'000	16,993	10,186

Notes:
1.	See "Non-GAAP Financial Measures".
2.	Per share data has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.

OPERATIONAL PERFORMANCE

In the second quarter of 2019, Golden Star produced 48,422 ounces of gold.  Gold production from the Wassa Complex ("Wassa") was 37,356 ounces, with Wassa Underground producing 36,164 ounces of gold (or approximately 97% of Wassa's total production), compared to 35,519 ounces in the same period in 2018 (or approximately 92% of Wassa's total production).  This 2% increase in production was related to the 31% increase in ore tonnes mined and 33% increase in ore tonnes processed, resulting from productivity improvements offset partially by a 30% decrease in grade due to limited flexibility within the mine plan.

Gold production from Prestea Complex ("Prestea") was 11,066 ounces in the second quarter of 2019, a 51% decrease from the 22,677 ounces produced during the same period in 2018. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and lower than planned head grade at Prestea Underground resulting from a combination of excessive dilution and ore loss.

Consolidated cost of sales per ounce was $1,0931 in the second quarter of 2019, 1% lower than $1,106 in the same period in 2018. Consolidated cash operating cost per ounce was $886 in the second quarter of 2019, 10% higher than $809 in the same period in 2018. Cash operating cost per ounce at Wassa increased 7% to $655 in the second quarter of 2019 as gold sold was slightly lower compared to the same period in 2018 and mine operating expense higher due to an increase in total tonnes mined, as Wassa Underground has steadily increased its mining rates. Cash operating cost per ounce at Prestea increased 46% to $1,677 due mainly to a decrease in gold sold during the period, offset partially by a decrease in mine operating expenses and operating costs from metals inventory, resulting from reduced production from the Prestea Open Pits and a lower draw down of ore stockpiles in the period, respectively. Production rates at Prestea Underground continue to be lower than expected and have not been able to offset the lower production at the Prestea Open Pits as planned. For the six months ended June 30, 2019, consolidated cash operating cost per ounce decreased 6% to $805 from $857 in the same period in 2018 due mainly to a decrease in operating costs from metal inventory, offset partially by a decrease in gold sold at Prestea.

Notes:
1. See "Non-GAAP Financial Measures".

Wassa Complex ("Wassa")

		Three Months Ended
		June 30,
		2019	2018
WASSA FINANCIAL RESULTS
Revenue	$'000	47,893	48,588

Mine operating expenses	$'000	24,067	21,952
Severance charges	$'000	—	1,576
Royalties	$'000	2,439	2,517
Operating costs from metals inventory	$'000	636	1,374
Inventory net realizable value adjustment and write-off	$'000	—	3,103
Cost of sales excluding depreciation and amortization	$'000	27,142	30,522
Depreciation and amortization	$'000	4,226	5,581
Mine operating margin	$'000	16,525	12,485

Capital expenditures	$'000	13,622	7,881

WASSA OPERATING RESULTS
Ore mined - Underground	t	312,115	238,953
Ore mined - Total	t	312,115	238,953
Waste mined - Underground	t	78,214	73,122
Waste mined -Total	t	78,214	73,122
Ore processed — Main Pit/Stockpiles	t	52,786	140,517
Ore processed - Underground	t	312,115	235,415
Ore processed - Total	t	364,901	375,932
Grade processed — Main Pit/Stockpiles	g/t	0.64	0.72
Grade processed - Underground	g/t	3.51	4.99
Recovery	%	95.9	96.1
Gold produced — Main Pit/Stockpiles	oz	1,192	3,013
Gold produced - Underground	oz	36,164	35,519
Gold produced - Total	oz	37,356	38,532
Gold sold — Main Pit/Stockpiles	oz	1,561	2,730
Gold sold - Underground	oz	36,164	35,519
Gold sold - Total	oz	37,725	38,249

Cost of sales per ounce[1]	$/oz	831	944
Cash operating cost per ounce[1]	$/oz	655	610
All-In Sustaining cost per ounce[1]	$/oz	941	994

Notes:
1.	See "Non-GAAP Financial Measures"

Wassa Operational Overview

Gold production from Wassa was 37,356 ounces for the second quarter of 2019, a 3% decrease from the 38,532 ounces produced during the same period in 2018. This decrease in production was primarily due to a decrease in stockpile production as there was a 62% decrease in stockpile ore tonnes processed compared to the same period in 2018.

Mining rates at Wassa Underground increased to approximately 3,470 tpd on average in the second quarter of 2019 compared to approximately 2,620 tpd in the same period in 2018. Underground ore processed increased 33% to 312,115 tonnes in the second quarter of 2019 compared to 235,415 tonnes in the same period in 2018. Wassa Underground definition (grade control) drilling has resulted in significant short-range model changes in Panels 1 & 2 of B Shoot. Overall this has resulted in increased tonnage, however at significantly lower grade than the previously used resource model. This change has resulted in increased ore development and together with limited flexibility with the mine plan contributed to a 30% decrease in grade.

Cost of sales, excluding depreciation and amortization in the quarter decreased $3.4 million and 11% compared to the second quarter of 2018. The decrease was due primarily to a $1.6 million decrease in severance charges, as suspension of the Wassa surface mining operation was completed in early 2018, a $0.7 million decrease in operating costs from metals inventory related to a reduction in drawdown of ore stockpiles compared to the same period in 2018, a $3.1 million decrease in inventory net realizable value adjustment and write-off as materials and supplies inventories related to open pit mining were written off in the same period in 2018, and a $0.1 million decrease in royalty expense due to lower gold sales. Partially offsetting these reductions was a $2.1 million increase in mine operating expenses resulting from a 31% increase in ore tonnes mined as Wassa Underground has steadily increased its mining rates.

Cash operating cost per ounce increased 7% to $655 from $610 for the same period in 2018. The higher cash operating costs per ounce were primarily a result of a decrease in gold sold and an increase in mine operating expenses. AISC per ounce decreased 5% to $941 from $994 for the same period in 2018 mainly due to lower sustaining capital expenditures and a $3.1 million decrease in inventory net realizable value adjustment and write-off, partially offset by the decrease in gold sold.

Prestea Complex ("Prestea")

		Three Months Ended
		June 30,
		2019	2018
PRESTEA FINANCIAL RESULTS
Revenue	$'000	14,022	28,533

Mine operating expenses	$'000	18,706	23,504
Severance charges	$'000	30	—
Royalties	$'000	726	1,483
Operating costs (to)/from metals inventory	$'000	(229)	2,134
Inventory net realizable value adjustment and write off	$'000	131	74
Cost of sales excluding depreciation and amortization	$'000	19,364	27,195
Depreciation and amortization	$'000	2,523	3,654
Mine operating loss	$'000	(7,865)	(2,316)

Capital expenditures	$'000	3,371	2,305

PRESTEA OPERATING RESULTS
Ore mined Open Pits	t	158,300	45,547
Ore mined – Underground	t	37,155	31,373
Ore mined – Total	t	195,455	76,920
Waste mined – Open Pits	t	219,400	146,316
Waste mined – Underground	t	2,014	—
Waste mined – Total	t	221,414	146,316
Ore processed – Open Pits	t	174,718	342,226
Ore processed – Underground	t	37,155	31,373
Ore processed – Total	t	211,873	373,599
Grade processed – Open Pits	g/t	1.55	2.33
Grade processed – Underground	g/t	4.09	13.56
Recovery	%	83.2	88.0
Gold produced – Open Pits	oz	7,196	10,214
Gold produced – Underground	oz	3,870	12,463
Gold produced – Total	oz	11,066	22,677
Gold sold – Open Pits	oz	7,147	9,847
Gold sold – Underground	oz	3,870	12,463
Gold sold – Total	oz	11,017	22,310

Cost of sales per ounce[1]	$/oz	1,987	1,383
Cash operating cost per ounce[1]	$/oz	1,677	1,149
All-In Sustaining cost per ounce[1]	$/oz	2,143	1,293

Notes:
1.	See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from Prestea was 11,066 ounces in the second quarter of 2019, a 51% decrease from the 22,677 ounces produced during the same period in 2018. This decrease in production was due primarily to the planned reduction from the Prestea Open Pits and lower than planned head grade at Prestea Underground resulting from a combination of excessive dilution and ore loss.

Prestea Underground produced 3,870 ounces in the second quarter of 2019 compared to 12,463 ounces in the same period in 2018.  Production decreased 69% in the second quarter of 2019 compared to the same period in 2018, as a result of a 70% decrease in ore grade processed, offset partially by a 18% increase in ore tonnes processed. Production during the quarter was impacted by stopes performing poorly due to waste zones within the current stoping area not previously identified in the resource block model. These waste zones necessitated redesign and re-slotting of some stopes and resulted in production delays and excessive internal dilution. Further unplanned dilution was encountered due to poor ground conditions resulting in hanging wall failures as well as inaccurate production drilling in some instances.  A number of initiatives have been implemented including closer spaced definition (grade control) drilling to address these issues and will form part of the broader review of the operation.

The Prestea Open Pits produced 7,196 ounces in the second quarter of 2019, compared to 10,214 ounces in the same period in 2018. This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production in 2018.  Mining has continued into the second quarter of 2019 with additional ore being sourced from the pits close to Bogoso. These additional open pit sources are expected to be mined out within the third quarter of 2019.

Cost of sales excluding depreciation and amortization was $19.4 million for the second quarter of 2019, compared to $27.2 million for the same period in 2018. The decrease was due primarily to a $4.8 million decrease in mine operating expenses related to less production from the Prestea Open Pits, a $2.4 million decrease in operating costs from metals inventory, and a $0.8 million decrease in royalty expense resulting from lower gold sales partially offset by a $0.1 million increase inventory net realizable value adjustment and write-off.

Cash operating cost per ounce of $1,677 increased 46% compared to $1,149 for the same period in 2018. AISC per ounce increased 66% to $2,143 from $1,293 for the same period in 2018.  The increase in costs per ounce were primarily due to lower gold sales in the period, offset partially by lower mine operating expenses and operating costs from metals inventory. AISC per ounce was also impacted by higher sustaining capital expenditures related to Prestea underground capitalized development.

Exploration

On June 24, 2019, the Company filed an updated technical report pursuant to National Instrument ("NI") 43-101 for its Wassa Gold Mine in Ghana entitled "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana" effective date December 31, 2018. See press release entitled "Golden Star Files Updated Technical Report for Wassa Gold Mine".

Wassa

On July 15, 2019, the Company reported significant gold mineralization 200 metres ("m") down plunge to the south of the Inferred Mineral Resource at the Wassa Underground demonstrating the extension of the deposit. The Company will continue with the inferred delineation and conversion drilling at Wassa into the third quarter of the year, then will be incorporating all of the results, including underground drilling, to the update of mineral resource and reserves for 2020 budgeting and year-end mineral resource and reserve estimates.

Father Brown

On July 15, 2019, the Company reported significant gold mineralization, including 8.1 m grading 8.7 grams per tonne of gold, showing that the Adoikrom gold bearing structure extends over 200 m down plunge of the last drill hole. The drilling has been paused with the next step being to update the mineral resource models during the third quarter of 2019 which in turn will enable the Company's planning engineers to determine whether there is a viable underground mining project at Father Brown. The results of this study will also determine whether further drilling is warranted.

Prestea Underground

On June 3, 2019, the Company reported initial high grade extension drilling results from Prestea Underground which include 124.4 grams per tonne of gold over one metre. Assay results for eight diamond drill holes along the northern extension of the West Reef were received confirming ore body extensions to the north of the current reserves, approximately 150 m along strike between 21 and 24 levels. The exploration program for the third quarter of 2019 will continue to focus on further delineation of the mineralization in this area in order to potentially bring this material into the mine reserves. Also, definition drilling between 17 level and 21 level is expected to occur during the third quarter of 2019, after which exploration drilling will then be paused in the second half of 2019 so that the operations can focus on operational improvements.

FINANCIAL PERFORMANCE

Financial Highlights

Gold revenue totaled $61.9 million in the second quarter of 2019, compared to $77.1 million in the same period in 2018. Gold revenue for the second quarter of 2019 was $15.2 million or 20% lower than the same period in 2018, primarily as a result of a decrease in gold revenue generated from Prestea. Compared with the same period in 2018, gold revenue generated from Prestea decreased by $14.5 million (51%), resulting from the planned decrease in production from the Prestea Open Pits and lower than planned head grade at Prestea Underground due to a combination of excessive dilution and ore loss. Gold revenue generated from Wassa decreased by $0.7 million (1%) as a result of processing fewer tonnes from the stockpile in 2019 as compared to the prior year. The consolidated average realized gold price remained consistent at $1,270 per ounce in the second quarter of 2019, compared to $1,273 per ounce for the same period in 2018. For the six months ended June 30, 2019, gold revenue was $129.2 million, a 13% decrease compared to $147.9 million in the same period in 2018 due to a decrease in gold revenue at Prestea, offset by an increase at Wassa primarily a result of increased gold production from Wassa Underground.

Consolidated cost of sales per ounce was $1,093 in the second quarter of 2019, 1% lower than $1,106 in the same period in 2018. Cash operating costs in Q2 2019 were $5.8 million (12%) lower than the same period in the prior year, mainly due to $7.2 million (28%) reduction in cash operating costs at Prestea as a result of less open pit material processed in Q2 of 2019.  This was offset by a $1.4 million (6%) increase in cash operating cost at Wassa as a result of improved underground mining rate at Wassa Underground. However, consolidated cash operating cost per ounce was $886 in the second quarter of 2019, 10% higher than $809 in the same period in 2018 due to the 20% lower gold sales by the operations. Gold sales in Q2 2019 for Wassa and Prestea were 1% and 51% lower than the same in the prior period last year, respectively. For the six months ended June 30, 2019, consolidated cash operating cost decreased 18% to $82.3 million from $100.2 million in the same period in 2018 due mainly to a decrease in the processing of lower grade high cost stockpiles. However, cash operating cost per ounce for the six months ended June 30, 2019 decreased only 6% to $805 from $857 in the same period in 2019 due to 14% lower gold sales from the operations.

Depreciation and amortization expense totaled $6.7 million in the second quarter of 2019 compared to $9.2 million in the same period in 2018.  For the six months ended June 30, 2019, depreciation and amortization expense was $13.6 million, a 22% decrease compared to $17.5 million in the same period in 2018. The decrease in depreciation and amortization expense for the three and six months ended June 30, 2019 was due to decreases at both Wassa and Prestea. Wassa depreciation decreased mainly due to an increase in the total recoverable gold ounces over the life of mine of Wassa Underground, while Prestea depreciation decreased due to a decrease in gold production.

Golden Star reported a mine operating margin of $8.7 million in the second quarter of 2019, compared to $10.2 million in the second quarter of 2018. The $4.0 million increase in Wassa's mine operating margin was offset by the $5.5 million mining operating loss at Prestea.

General and administrative expense totaled $9.5 million in the second quarter of 2019, compared to $6.9 million in the same period in 2018. The increase in general and administrative expense for the second quarter of 2019 was due primarily to $3.7 million in termination costs related to the change in senior management in 2019, offset by a $2.0 million decrease in share-based compensation expense compared to the same period in 2018. Share-based compensation expense decreased in the period as the final Performance Share Units ("PSU") vested in December 2018, therefore the Company did not recognize a PSU expense in the period. General and administrative expense, excluding share-based compensation and termination costs related to the change in senior management in 2019, totaled $4.7 million compared to $3.7 million in the same period in 2018.

The Company recorded a gain of $0.4 million on fair value of financial instruments in the second quarter of 2019 compared to a $1.3 million loss in the same period in 2018. The $0.4 million fair value gain in the second quarter of 2019 relates to a non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures. The $1.3 million fair value loss recognized in the second quarter of 2018 was related to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures. For the six months ended June 30, 2019, the Company recorded a $3.4 million loss and $4.1 million gain on fair value of financial instruments, compared to a $4.1 million gain in the same period of 2018.

Income tax expense was $5.3 million in the second quarter of 2019 compared to $3.8 million for the same period in 2018.  The increase in income tax expense compared to the same period in 2018 relates to the increase in mine operating margin at Wassa.

Net loss attributable to Golden Star shareholders for the second quarter of 2019 totaled $9.0 million or $0.08 loss per share (basic), compared to a net loss of $6.6 million or $0.09 loss per share (basic) in the same period in 2018. The increase in net loss and loss per share attributable to Golden Star shareholders in the second quarter of 2019 was mainly due to $1.5 million decrease in mine operating margin and a $2.6 million increase in general and administrative expenses, a $1.5 million increase in tax expense,  offset by a $1.7 million increase in fair value gain on financial instruments. For the six months ended June 30, 2019, net loss attributable to Golden Star shareholders totaled $11.0 million or $0.10 loss per share (basic), compared to a net loss of $5.6 million or $0.07 loss per share (basic) in the same period in 2018. This increase is mainly due to a $5.6 million increase in general and administration expenses, $5.8 million increase in income tax expense, $7.6 million increase in fair value loss on financial instruments, offset by a $12.1 million increase in mine operating margin.

Net cash provided by operating activities was $2.2 million for the second quarter of 2019 compared to $10.3 million in the same period in 2018. Changes to working capital provided $1.6 million for the quarter ended June 30, 2019. Cash provided by operations before working capital changes (see "Non-GAAP Financial Measures" section) was $0.6 million for the second quarter of 2019, compared to $10.3 million in the same period in 2018. The decrease in cash provided by operations before working capital changes was due primarily to a decrease in mine operating margin at Prestea and an increase in consolidated general and administrative expense (excluding share-based compensation). For the six months ended June 30, 2019, cash provided by operations before working capital changes was $15.5 million compared to $11.1 million in the same period in 2018. The increase was primarily due to an increase in mine operating margin at Wassa, partially offset by an increase in consolidated general and administrative expense (excluding share-based compensation).

The Company held $66.2 million in cash and cash equivalents as at June 30, 2019 compared to $96.5 million in cash and cash equivalents at December 31, 2018. During the six months ended June 30, 2019, operations provided $1.6 million, investing activities used $26.9 million and financing activities used $5.0 million of cash.

Capital Expenditures

Capital expenditures for the second quarter of 2019 totaled $17.0 million compared to $10.2 million in the same period in 2018. Capital expenditures at Wassa during the second quarter of 2019 comprised 80% of total capital expenditures and totaled $13.6 million, which included $6.6 million on exploration drilling, $2.5 million on Wassa Underground capitalized development, $1.1 million on mobile equipment, $0.4 million on the construction of a ventilation raise, $1.2 million related to the tailings storage facility and the remainder on other equipment and capital expenditures. Capital expenditures at Prestea during the second quarter of 2019 comprised 20% of total capital expenditures and totaled $3.4 million, which included $2.7 million on sustaining capital related to Prestea Underground, $0.3 million on exploration drilling and $0.4 million on other equipment and capital expenditures.

Second Quarter 2019 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Exploration Drilling	-	6.6	6.6
Wassa Main Pit and Processing Plant	0.7	-	0.7
Wassa Tailings Expansion	-	1.2	1.2
Wassa Underground	2.5	1.5	4.0
Wassa Equipment Purchase	0.5	0.6	1.1
Wassa Subtotal	3.7	9.9	13.6
Prestea Exploration Drilling	-	0.3	0.3
Prestea Open Pits and Processing Plant	0.4	-	0.4
Prestea Underground	2.7	-	2.7
Prestea Subtotal	3.1	0.3	3.4
Consolidated	6.8	10.2	17.0

Notes
1. See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Revised gold production guidance for 2019 is 190,000 - 205,000 ounces at a cash operating cost per ounce1 of $800-$850. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Three Months Ended
	June 30,
	2019	2018

Revenue	$61,915	$77,121
Cost of sales excluding depreciation and amortization	46,506	57,717
Depreciation and amortization	6,749	9,235
Mine operating margin	8,660	10,169

Other expenses/(income)
Exploration expense	801	760
General and administrative	9,505	6,909
Finance expense, net	3,602	5,391
Other expense/(income)	780	(415)
(Gain)/loss on fair value of financial instruments, net	(424)	1,301
Loss before tax	(5,604)	(3,777)
Income tax expense	5,278	3,783
Net loss and comprehensive loss	$(10,882)	$(7,560)
Net loss attributable to non-controlling interest	(1,846)	(918)
Net loss income attributable to Golden Star shareholders	$(9,036)	$(6,642)

Net loss per share attributable to Golden Star shareholders
Basic	$(0.08)	$(0.09)
Diluted	$(0.08)	$(0.09)
Weighted average shares outstanding-basic (millions)	108.9	76.2
Weighted average shares outstanding-diluted (millions)	108.9	76.2

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

	As of
	June 30,	December 31,
	2019	2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents	66,154	96,507
Accounts receivable	5,327	3,213
Inventories	36,940	35,196
Prepaids and other	4,943	5,291
Total Current Assets	113,364	140,207
RESTRICTED CASH	6,545	6,545
MINING INTERESTS	287,900	270,640
DEFFERED TAX ASSETS	—	595
Total Assets	$407,809	$417,987

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$80,462	$78,484
Current portion of rehabilitation provisions	10,416	7,665
Current portion of deferred revenue	14,145	14,316
Current portion of long term debt	27,387	27,482
Other liability	—	6,410
Total Current Liabilities	132,410	134,357
REHABILITATION PROVISIONS	55,638	58,560
DEFERRED REVENUE	101,093	105,632
LONG TERM DEBT	69,810	73,224
DERIVATIVE LIABILITY	7,626	4,177
DEFFERED TAX LIABILITY	10,531	—
Total Liabilities	377,108	375,950

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized.
No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	908,987	908,035
CONTRIBUTED SURPLUS	38,573	37,258
DEFICIT	(842,305)	(831,283)
Shareholders' equity attributable to Golden Star shareholders	105,255	114,010
NON-CONTROLLING INTEREST	(74,554)	(71,973)
Total Equity	30,701	42,037
Total Liabilities and Shareholders' Equity	$407,809	$417,987

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

	Three Months Ended
	June 30,
	2019	2018
OPERATING ACTIVITIES:
Net loss	$(10,882)	$(7,560)

Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization	6,880	9,245
Share-based compensation	1,058	3,220
Income tax expense	5,278	3,783
(Gain)/loss on fair value of 7% Convertible Debentures
embedded derivative	(424)	1,301
Recognition of deferred revenue	(3,306)	(3,959)
Reclamation expenditures	(681)	(1,934)
Other	2,668	6,180
Changes in working capital	1,592	45
Net cash provided by operating activities	2,183	10,321
INVESTING ACTIVITIES:
Additions to mining properties	—	(73)
Additions to plant and equipment	—	—
Additions to construction in progress	(16,993)	(8,214)
Change in accounts payable and deposits on mine
equipment and material	1,353	(739)
Increase in restricted cash	—	(6)
Net cash used in investing activities	(15,640)	(9,032)
FINANCING ACTIVITIES:
Principal payments on debt	(2,824)	(5,679)
Proceeds from debt agreements	—	20,000
Royal Gold loan repayment	—	(20,000)
Exercise of options	567	38
Net cash used in financing activities	(2,257)	(5,641)
Decrease in cash and cash equivalents	(15,714)	(4,352)
Cash and cash equivalents, beginning of period	81,868	26,224
Cash and cash equivalents, end of period	$66,154	$21,872

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: estimated gold production, cash operating costs, All-in Sustaining Costs and capital expenditures for 2019; the implementation of short-term changes and redesigning the overall mine plan at Prestea; similar operating performance at Prestea in the second half of 2019; investing to accelerate our rate of development and definition drilling at Wassa to achieve greater near-term mining flexibility to counter grade variability by the end of 2019; capital expenditures of $61.7 million in 2019; marginally lower production at Wassa in H2 2019; closing of the Credit Facility in the third quarter of 2019; mining out of the Prestea Open Pits in the third quarter of 2019; the continuation of drilling at Wassa in the third quarter of 2019 and providing an update of mineral resource and reserves for 2020 budgeting and year-end mineral resource and reserve estimates; updating the mineral resource models for Father Brown and determining whether there is a viable underground mining project in the third quarter of 2019; the exploration program for Prestea during the third quarter of 2019. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2018 and in our annual information form for the year ended December 31, 2018 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this MD&A, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cost of sales per ounce" is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance charges), and accretion of rehabilitation provision. For mine site all-in sustaining costs, corporate general and administrative costs (excluding share-based compensation expenses and severance charges) are allocated based on gold sold by each operation. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

"Adjusted net (loss)/income attributable to Golden Star shareholders" is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, severance charges, loss/(gain) on change in asset retirement obligations, and income tax expense. "Adjusted (loss)/income per share attributable to Golden Star shareholders" for the period is "Adjusted net (loss)/income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2019, which are available at www.sedar.com.

Technical Information

The Mineral Reserve and Mineral Resource estimates have been compiled by the Company's technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada's National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Mineral Reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the Mineral Reserves.

The Mineral Resource technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The Mineral Reserve technical contents of this press release have been reviewed and approved by and were prepared under the supervision of Dr. Martin Raffield, Senior Vice President, Project Development and Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana" effective date December 31, 2018; and (ii) Prestea Underground - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms "Measured Mineral Resources" and "Indicated Mineral Resources". The Company advises US investors that while these terms are recognized and required by NI 43-101, the US Securities and Exchange Commission ("SEC") does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires Mineral Resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.

View original content:http://www.prnewswire.com/news-releases/golden-star-resources-reports-second-quarter-2019-results-300893690.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2019/31/c5663.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583-3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:05e 31-JUL-19